82-1042

GKN plc

02042513

SUPPL

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

SEC MAIL PROCESSING
RECEIVED
JUL 11 2002
WASH. D.C. 165 SECTION

With compliments

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

P

Director's Interest in Shares

Mr M Beresford has elected to lapse an SAYE share option for 2,928 GKN plc Ordinary Shares which matured on 1 July 2002. The option was exercisable at 330.83p per share.

G. Denham
Company Secretary

2 July 2002

For Immediate Release **02 July 2002**

SEC MAIL PROCESSING
RECEIVED
JUL 11 2002
WASH, D.C. 165 SECTION

GKN awarded contract for A380 Wing Trailing Edge package

Contract value estimated at $600 million over life of programme

GKN Aerospace Services, the aerospace division of GKN plc, has been awarded the contract by Airbus UK for the design and manufacture of the Wing Trailing Edge panels for the Airbus A380 Superjumbo.

The contract is worth an estimated $600m to GKN over the assumed 600 aircraft life of the programme. GKN Aerospace Services is already involved in the design of the important midbox structure for the A380 wing and the manufacture of the composite flap track beams that are also structural wing components. This award brings the total estimated value of work secured by GKN on the A380 to more than $800m.

The work involved on the A380 wing trailing edge will be carried out by a number of GKN's aerospace facilities. Design will be undertaken in Bristol and Cowes in the UK and manufacture in Cowes and in Alabama in the US, both of which already produce wing components for other Airbus aircraft.

The A380 contract provides the launch platform for the application of a composite manufacturing technology developed by GKN Aerospace Services in partnership with Airbus. A380 will be the first aerospace platform to use GKN's Resin Film Infusion (RFI) technology rather than conventional "pre-preg" composites. The technique offers both weight and cost savings over current composite processes and will have broad-ranging future applications

Traditionally on aerospace programmes of this type, first tier aerospace suppliers are required to invest in the up-front design and production costs of the parts they manufacture, recovering their investments and their associated financing costs over the assumed life of the programme. As well as the obvious cash flow implications, this process also entails taking risk in the quantity and timing of aircraft sales. Through an innovative partnership with the Retirement Systems of Alabama (RSA), GKN has secured programme risk financing in the sum of $25m, thus sharing some of these up-front risks.

Part of the RSA's charter is to promote industry in Alabama. Under the arrangement with GKN, they will provide loan financing, repayments of which will be in line with ship set deliveries to Airbus. RSA will share the programme timescale and aircraft quantity risk. The loan will appear as part of the borrowings in the GKN Group accounts with no off balance sheet element.

As part of its commitment to RSA, GKN will source a significant proportion of the production on this A380 programme from its Alabama facility. This is expected to create an additional 100 jobs at the plant.

Kevin Smith, Managing Director GKN Aerospace Services, said: "We are proud to have the opportunity to participate as a partner with Airbus on the ground-breaking A380 programme and are pleased that we have been able to develop a solution which secures breakthroughs in both new technology and innovative business practices. Our commitment to the State of Alabama is unequivocal and we look forward to building a strong, mutually supportive and beneficial relationship with the RSA, who share our beliefs in innovation and wealth creation."

Further enquiries: GKN Corporate Communications
Tel: 020 7463 2354